Snocone Systems, Inc.
3131 Camino del Rio, N, Suite 1650
San Diego, CA 92108
May 19, 2005

VIA OVERNIGHT DELIVERY and EDGAR

Perry Hindin, Esq.
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0406

MAIL STOP 4-6

Re:    Snocone Systems Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed April 28, 2005
File Number 1-15643

Dear Mr. Hindin:

     As requested in the staff’s comment letter of May 10, 2005 regarding the Preliminary Information Statement filed on behalf of Snocone Systems Inc. (the “Company”) on April 28, 2005, the Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Snocone Systems Inc.

/s/ Dan Fleyshman
Dan Fleyshman, President